Exhibit 2.2

Execution Version

FEE WAIVER AGREEMENT

This FEE WAIVER AGREEMENT (this “Agreement”), dated as of January 29, 2025, is made by and between Sierra Crest Investment Management LLC, a Delaware limited liability company (the “Investment Adviser”), and Portman Ridge Finance Corporation, a Delaware corporation (the “Company”).

WHEREAS, the Company has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Investment Adviser serves as investment adviser to the Company pursuant to the Investment Advisory Agreement between the Company and the Investment Adviser, dated April 1, 2019, as may be amended and restated from time to time (the “Investment Advisory Agreement”), pursuant to which the Investment Adviser provides investment advisory services to the Company in consideration for a Management Fee and an Incentive Fee (in each case, as defined in the Investment Advisory Agreement);

WHEREAS, the Company and the Investment Adviser have entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Logan Ridge Finance Corporation, a Maryland corporation (“LRFC”), Portman Ridge Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub”), and Mount Logan Management LLC, a Delaware limited liability company and the investment adviser to LRFC, pursuant to which Merger Sub would merge with and into LRFC (the “First Merger”), with LRFC continuing as the surviving company and as a wholly-owned subsidiary of the Company, and, immediately after the effectiveness of the First Merger, LRFC would merge with and into the Company, with the Company continuing as the surviving company (together with the First Merger, the “Mergers”); and

WHEREAS, the Investment Adviser has agreed to waive a specified portion of its Incentive Fee as set forth herein to effect the reimbursement of certain costs and expenses incurred by the Company in connection with (and in pursuance of) the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. INCENTIVE FEE WAIVER.

1.1 For the fiscal quarter of the Company in which the Closing (as defined in the Merger Agreement) occurs (such fiscal quarter, the “Initial Fiscal Quarter”), the Investment Adviser shall waive $187,500.00 of its Incentive Fees earned during the Initial Fiscal Quarter.

1.2 For each of the first through seventh full fiscal quarters of the Company after the Initial Fiscal Quarter (each such fiscal quarter, a “Subsequent Fiscal Quarter”), the Investment Adviser shall waive an amount of its Incentive Fees earned during such Subsequent Fiscal Quarter equal to the lesser of (a) the quarterly Incentive Fee earned by the Investment Adviser in such Subsequent Fiscal Quarter less $1,250,000.00 and (b) $187,500.00 (the “Waiver Cap”); provided, however, that if the Incentive Fees waived in any Subsequent Fiscal Quarter are less than the Waiver Cap, then each Subsequent Fiscal Quarter’s Waiver Cap shall be increased by the difference between such Waiver Cap and such waived Incentive Fees until the earlier of the (i) seventh full fiscal quarter end following the Initial Fiscal Quarter and (ii) the time that fees equal to the amount of such difference are waived by the Investment Adviser.

1.3 The amount of any Incentive Fees waived pursuant to this Section 1 shall not be subject to reimbursement or recoupment pursuant to this Agreement or otherwise.

2. TERM AND TERMINATION OF AGREEMENT.

2.1 This Agreement shall become effective as of, and is subject to the occurrence of, the Closing.

2.2 This Agreement shall terminate automatically upon the termination of the Investment Advisory Agreement unless the Company enters into a new investment advisory agreement with the Investment Adviser (or an affiliate of the Investment Adviser).

3. MISCELLANEOUS.

3.1 No provision of this Agreement may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought. Any amendment of this Agreement shall be subject to the 1940 Act. The Company shall promptly provide a copy of any such amendment or waiver to any party entitled thereto.

3.2 Unless expressly provided otherwise herein, any notice, request, direction, demand or other communication required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received if sent by hand or by overnight courier, when personally delivered, if sent by telecopier, when receipt is confirmed by telephone, or if sent by registered or certified mail, postage prepaid, return receipt requested, when actually received if addressed as set forth below:

If to the Company:

Portman Ridge Finance Corporation
650 Madison Avenue, 3rd Floor
New York, NY 10022
Attention:	Brandon Satoren
Patrick Schafer
Email:	brandon.satoren@bcpartners.com
patrick.schafer@bcpartners.com

If to the Investment Adviser:

Sierra Crest Investment Management LLC
650 Madison Avenue, 3rd Floor
New York, NY 10022
Attention:	Brandon Satoren
Patrick Schafer
Email:	brandon.satoren@bcpartners.com
patrick.schafer@bcpartners.com

Either party to this Agreement may alter the address to which communications or copies are to be sent to it by giving notice of such change of address in conformity with the provisions of this Section 3.2.

3.3 This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns as provided herein.

3.4 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

3.5 The titles of sections contained in this Agreement are for convenience of reference only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

3.6 The provisions of this Agreement are independent of and separable from each other, and, to the extent permitted by applicable law, no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

3.7 This Agreement shall be governed and construed in accordance with the laws of the State of Delaware and, to the extent inconsistent therewith, the 1940 Act.

3.8 This Agreement may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

PORTMAN RIDGE FINANCE CORPORATION

By:	/s/ Ted Goldthorpe
	Name:	Ted Goldthorpe
	Title:	Chief Executive Officer

SIERRA CREST INVESTMENT MANAGEMENT LLC

By:	/s/ Ted Goldthorpe
	Name:	Ted Goldthorpe
	Title:	Executive Officer

[Signature Page to Fee Waiver Agreement]